Shockwave Motors Inc.
Statements of Changes in Shareholders' Deficit
For the Years Ended December 31, 2018 and 2017
(Unaudited)

	Common Stock		Addition Paid in Capital	Accumulated Deficit	Total Shareholders' Deficit
	Shares	Amount			
Balance, December 31, 2016	70,000	$ 700	$ 336,052	$ (27,403)	$ 309,349
Capital contributons			15,675		15,675
Net loss				(15,791)	(15,791)
Balance, December 31, 2017	70,000	700	351,727	(43,194)	309,233
Capital contributons			5,457		5,457
Net loss				(5,261)	(5,261)
Balance, December 31, 2018	70,000	$ 700	$ 357,184	$ (48,455)	$ 309,429